EXHIBIT 99.1

Digital Currency X Technology Inc. Announces 160-for-1 Share Consolidation Effective September 28, 2026

NEW YORK, September 24, 2026 (GLOBE NEWSWIRE) — Digital Currency X Technology Inc. (Nasdaq: DCX) (the “Company”) announced today that, at the extraordinary general meeting of shareholders of the Company held on September 3, 2026, its shareholders approved, among other things, the implementation of a share consolidation of the Company’s issued and unissued Class A Ordinary Shares, par value US$0.0001 each, and Class B Ordinary Shares, par value US$0.0001 each, at a ratio of one hundred and sixty (160)-for-one (1), such that every one hundred and sixty (160) Class A Ordinary Shares be consolidated into one Class A Ordinary Share of a par value of US$0.016 each and every one hundred and sixty (160) Class B Ordinary Shares be consolidated into one Class B Ordinary Share of a par value of US$0.016 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole Class A Ordinary Share or Class B Ordinary Share, as applicable, which shall take effect at 12.01 AM (Eastern Time) on September 28, 2026 (the “Effective Date”).

Upon the opening of the market on September 28, 2026, the Company’s Class A Ordinary Shares are expected to begin trading on Nasdaq on a post-Share Consolidation basis under the current symbol “DCX.”

Every one hundred and sixty (160) outstanding Class A Ordinary Shares or Class B Ordinary Shares will be combined into and automatically become one post-Share Consolidation Class A Ordinary Share or Class B Ordinary Share, respectively. No fractional shares will be issued in connection with the Share Consolidation. Instead, the Company will issue one full post-Share Consolidation Class A Ordinary Share or Class B Ordinary Share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The new CUSIP number following the Share Consolidation is G4465R145, replacing the Company’s current CUSIP number, G4465R137, for its Class A Ordinary Shares.

The Share Consolidation will reduce the number of issued and outstanding shares of the Company from 375,387,811 Class A Ordinary Shares and 1,334 Class B Ordinary Shares to approximately 2,346,174 Class A Ordinary Shares and approximately 9 Class B Ordinary Shares, respectively. As more particularly described in the Company’s Report on Form 6-K reporting the results of the EGM, the Share Consolidation will proportionately reduce the number of authorized shares and increase the par value per share to US$0.016, while the Company’s authorized share capital will remain US$300,000. Immediately following the Share Consolidation, the related share capital increase will increase the Company’s authorized share capital to US$48,000,000. Subject to the Share Consolidation and the share capital increase becoming effective, the subsequent share capital reduction and reorganization will restore the par value of each issued Class A Ordinary Share and Class B Ordinary Share to US$0.0001 (unchanged from immediately prior to the EGM) and the Company’s authorized share capital to US$300,000 divided into 2,994,600,000 Class A Ordinary Shares and 5,400,000 Class B Ordinary Shares (also unchanged from immediately prior to the EGM).

Proportionate adjustments will be made, based on the ratio of the Share Consolidation, to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders thereof to purchase, exchange for, or convert into, Class A Ordinary Shares or Class B Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation. The foregoing describes the proportionate adjustment resulting from the Share Consolidation only. The Series A warrants and Series B warrants issued in the Company’s registered direct offering that closed on September 21, 2026 additionally provide that, upon the Share Consolidation, the exercise price will be further reduced to the lowest daily volume weighted average price of the Class A Ordinary Shares during the period commencing five trading days prior to, and ending five trading days after, the Effective Date, with a corresponding increase in the number of Class A Ordinary Shares issuable upon exercise, so that the aggregate exercise price remains unchanged. Accordingly, the number of Class A Ordinary Shares issuable upon exercise of those warrants may be greater than the number resulting from the proportionate adjustment described above.

Equiniti Trust Company, LLC, the Company’s transfer agent, is acting as exchange agent for the Share Consolidation. Shareholders holding shares in book-entry form, or through a bank, broker or other nominee, are not required to take any action, as their holdings will be automatically adjusted to reflect the Share Consolidation. Shareholders holding physical share certificates representing pre-Share Consolidation shares will receive instructions from the transfer agent regarding the exchange of such certificates for post-Share Consolidation shares.

About Digital Currency X Technology Inc.

Digital Currency X Technology Inc. (Nasdaq: DCX) is a pioneering digital asset treasury management company focused on developing innovative infrastructure for secure cryptocurrency custody and storage solutions. The Company has strategically positioned itself at the forefront of institutional digital asset adoption. The Company is executing a comprehensive digital currency strategy that includes treasury optimization, participation in decentralized finance (DeFi) ecosystems, and development of advanced custody infrastructure.

Forward-Looking Statements

This press release contains forward-looking statements under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing and effects of the Share Consolidation, the expected number of shares to be issued and outstanding following the Effective Date, and the continued listing and trading of the Company’s class A ordinary shares on The Nasdaq Stock Market LLC. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in such statements as a result of various factors, including those described in the Company’s filings with the SEC. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release, except as required by law.

Investor Relations Contact

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com